Filed Pursuant to Rule 433

Registration No. 333-230004

November 16, 2021

PRICING TERM SHEET

2.800% Senior Notes due 2031

Issuer:	Primerica, Inc.

Expected Ratings (Moody’s / S&P)*:	Baa1 / A-

Security Title:	2.800% Senior Notes due 2031

Principal Amount:	$600,000,000

Trade Date:	November 16, 2021

Expected Settlement Date**:	November 19, 2021 (T+3)

Interest Payment Dates:	May 19 and November 19, commencing May 19, 2022

Maturity Date:	November 19, 2031

Coupon:	2.800%

Benchmark Treasury:	1.375% due November 15, 2031

Benchmark Treasury Price and Yield:	97-20+ / 1.632%

Spread to Benchmark Treasury:	+ 122 basis points

Yield to Maturity:	2.852%

Price to Public:	99.550% of the principal amount

Net Proceeds to Primerica, Inc. (before expenses):	$593,400,000

Optional Redemption:	Make-whole at T+20 basis points; par call at any time on or after August 19, 2031

CUSIP / ISIN:	74164M AB4 / US74164MAB46

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC BNY Mellon Capital Markets, LLC Goldman Sachs & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment therefor on or about November 19, 2021, which will be the third business day following the date hereof (this settlement cycle being referred to as “T + 3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751; Citigroup Global Markets Inc. toll free at 1-800-831-9146; or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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